TELE NORTE CELULAR PARTICIPACOES S.A.
                              Publicly-held Company
                         CNPJ/MF No. 02.558.154-0001-29
                             NIRE No. 53.300.005.761

                        MINUTES OF ANNUAL GENERAL MEETING
                           AND SPECIAL GENERAL MEETING
        (Prepared as a summary according to paragraph 1 of article 130 of
                                Law No. 6404/76)

DATE, TIME AND PLACE:
On March 19, 2003, at 2:00 P.M., at the head office of Tele Norte Celular Participacoes S.A. ("Company"), in the City of Brasilia, Federal District, at SCN, Quadra 03, Block A, Mezzanine.

CALL NOTICE:
The General Meetings were duly called according to a Call Notice published according to paragraph 1 of article 124 of Law No. 6404/76 in the Official Gazette of the Federal District and in "Gazeta Mercantil" in their respective editions of February 13, 14 and 17, 2003.

ATTENDANCE:
Shareholders representing more than two thirds of the voting shares according to the entries and signatures contained in the Shareholders Attendance Book. Also in attendance were Mr. Joao Cox Neto, Chief Financial Officer, representing the Company; Mr. Gilberto Braga, member of the Audit Committee; and Mr. Joao Ricardo Costa, representative of Ernst & Young Auditores Independentes S/C.

QUORUM, OPENING, CONVENING AND PRESIDING OFFICERS:
Having determined the necessary quorum, the Annual and Special General Meetings were convened by the Chairman of the Company, Mr. Antonio Jose Ribeiro dos Santos, who took the Chair of the Meeting as established in the By-laws of the Company. The Chairman of the Meeting then appointed Mr. Kevin Michael Altit to act as Secretary.

AGENDA:
The Secretary then read the Agenda contained in the Call Notice and transcribed below:
Annual General Meeting:
     1. Resolution on the Management Report and Financial Statements for the fiscal year ending December 31, 2002;
     2. Resolution on the allocation of income for the fiscal year ended on December 31, 2002;
     3. Election of the members of the Audit Committee and establishment of their respective fees.
     Special General Meeting:
     1. Resolution on the aggregate amount of fees of the officers of the Company;


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     2.   Resolution on the execution of the "Private Instrument of Sharing of
          Funds and Organization of Condominium" to be entered into among the Company, Amazonia Celular S.A. - Maranhao, Telemig Celular S.A. and Telemig Celular Participacoes S.A., with the ratification of the acts performed by the management;

     3. Rectification and ratification of the minutes of the Annual/Special General Meeting of the Company held on April 29, 2002 in order to: (a) rectify the name of the member of the Audit Committee present at that meeting; (b) rectify the total number of shares into which the share capital of the Company is divided, as mentioned in item (i) of the resolutions approved at the Special General Meeting, with the consequent rectification and ratification of article 5 of the By-laws of the Company; and (c) rectify the figure representing the aggregate amount of the fees of the officers, mentioned in item (iii) of the resolutions taken in the General Meeting, so as to make it compatible with the number in full mentioned in the resolution; and (d) ratify the other resolutions of such General Meeting;

     4.   Amendment to the By-laws of the Company in order to:
               a)   suppress the office of Chief Technical Officer;
               b) rectify the material error contained in article 23, sole paragraph;
               c)   create an Investment Reserve;

     5. Capitalization, in favor of all the shareholders, of the balance of the Special Premium Reserve for the year 1999 as it was not used by the Company.

   READING OF DOCUMENTS:
Reading of the documents referred to in article 133 of Law No. 6404/76 was waived as they are fully known to the shareholders of the Company.

RESOLUTIONS:

I - PRELIMINARY MATTERS:
The Chairman of the Meeting proposed that the minutes of this Annual and Special General Meeting be prepared as a summary of the facts according to paragraph 1 of article 133 of Law No. 6404/76, ensuring the shareholders the rights described in (a) and (b) of such legal provision, which was unanimously approved.
The Chairman of the Meeting confirmed receipt of the voting instruction given by the company Telpart Participacoes S.A. and, recognizing its authenticity, had it recorded in the minutes that he will comply with paragraph 8 of article 118 of Law No. 6404/76, as amended by Law No. 10303 of October 31, 2001, stating further that he will recognize the applicability of paragraph 9 of the same legal provision, if requested.

II - ANNUAL GENERAL MEETING:
The shareholders present resolved:

     1. to unanimously approve the Management Report and the Financial Statements accompanied by the Opinion of the independent auditors


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     -    Ernst & Young - and the favorable Opinion of the Audit Committee, both regarding the fiscal year ended December 31, 2002, as published in the Official Gazette of the Federal District and in "Gazeta Mercantil" in their respective editions of February 12, 2003;

     2. The loss in the year, in the amount of twenty-four million, four hundred and seventy-two thousand, eight hundred and ninety-four reais and ten cents (R$ 24,472,894.10) shall be absorbed by the balance of retained earnings, pursuant to article 189, sole paragraph, of Law No. 6.404/76, and such note shall read as follows:

                                                                  Amount (R$)
                                                                 ---------------
          Initial Balance of Retained Earnings on 12.31.2001      66,986,527.71
          Dividends and Interest on Equity paid during the year      255,797.56
          Realization of Realizable Profit Reserve                 5,926,417.59
          Loss in the year                                       (24,472,894.10)
          Final balance of the Retained Earnings account on        48,695,848.76
            12.31.2002

As a result of: (a) the negative prospect of receipt of dividends from its controlled company, and since the Company's main source of funds is the receipt of dividends from its controlled company, Amazonia Celular S.A. - Maranhao; (b) the cash flow projection of the Company for the year 2003, showing incompatibility of distribution of dividends with the financial condition of the Company, the shareholders unanimously approved the proposal of the Management, pursuant to article 202, paragraph 4 of Law No. 6404/76, not to distribute dividends regarding the year 2002;

                                      (i)

     3. to elect the members of the Audit Committee with a term of office up to the next Annual General Meeting of the Company to be held in 2004.

The shareholders Brazvest Fund Delaware LLC, Globalvest Hedge Delaware LLC, Globalvest Value Holdings Delaware LLC, Latinvest Fund Delaware LLC, Latinvest Holdings Delaware LLC, Latinvest Partners Delaware LLC, Utilitivest II Delaware LLC, Utilitivest III Delaware LLC ("Globalvest Funds") submitted a separate protest (Exhibit 1), which was filed at the head office of the Company, regarding their impairment to vote on the removal and election of members of the Administrative Council and Audit Committee of the Company by determination of the proper authorities.
In a separate election, the shareholders owning non-voting preferred shares elected the following for the Audit Committee of the Company:

          i) Luiz Fernando Cavalcanti Trocoli, Brazilian, married, civil engineer, enrolled with the Individual Taxpayers Register under CPF/MF No. 114.415.695-53, resident and domiciled in the City of Salvador, State of Bahia, at Rua Engenheiro Adhemar Fontes, 254, apt. 501, as acting member; and Isabel da Silva Ramos Kemmelmeier, Brazilian, married, engineer, enrolled with the Individual Taxpayers Register under CPF/MF No. 016.751.727-90, resident and domiciled in the City and State of Rio de


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               Janeiro, at Rua Sacopa, 150, apt. 704, as respective deputy.
     The controlling shareholder elected to the Administrative Council of the
Company:
          ii) Luiz Otavio Nunes West, Brazilian, married, accountant, bearer of Identity Card No. 1.178.095 issued by SSP/BA, enrolled with the Individual Taxpayers Register under CPF/MF No.146.745.485-00, resident and domiciled in the City and State of Rio de Janeiro, with offices at Avenida Presidente Wilson, 231, 28th floor
               (part), as acting member; and Carlos de A. Vasques de Carvalho Neto, Brazilian, single, accountant, bearer of Identity Card No. 07804130-91 issued by SSP/BA, enrolled with the Individual Taxpayers Register under CPF/MF No. 955.799.825-34, resident and domiciled in the City and State of Rio de Janeiro, with offices at Avenida Presidente Wilson, 231, 28th floor (part), as respective deputy;

          iii) Gilberto Braga, Brazilian, married, economist, bearer of Identity Card No. 04722037-1 issued by IFP/RJ, enrolled with the Individual Taxpayers Register under CPF/MF No. 595.468.247-04, resident and domiciled in the City and State of Rio de Janeiro, with offices at Avenida Presidente Wilson, 231, 28th floor
               (part), as acting member; and Genivaldo Almeida Bonfim, Brazilian, married, accountant, bearer of Identity Card No. 1154372-82 issued by SSP/BA, enrolled with the Individual Taxpayers Register under CPF/MF No. 180.097.946-00, resident and domiciled in the City of Salvador, State of Bahia, at Rua Ceara, 121, apt. 101, 28th floor (part), as respective deputy;

          iv) Augusto Cezar Calazans Lopes, Brazilian, married, accountant, bearer of Identity Card No. 09752473-0 issued by IFP/RJ, enrolled with the Individual Taxpayers Register under CPF/MF No. 042.980.307-92, resident and domiciled in the City and State of Rio de Janeiro, with offices at Avenida Presidente Wilson, 231, 28th floor (part), as acting member; and Raimundo Jose do Prado Vieira, Brazilian, married, accountant, bearer of Identity Card No. 644.340 issued by SSP/BA, enrolled with the Individual Taxpayers Register under CPF/MF No. 091.618.765-72, resident and domiciled in the City of Salvador, State of Bahia, at Rua do Ebano, 194, apt. 1202, as respective deputy.

The individual fees of the acting members of the Audit Committee were fixed, by majority vote of those present, the Globalvest Funds having abstained, at two thousand and one hundred reais (R$ 2,100.00) per month, observing the minimum established in article 152 of Law No. 6404/76.

III - IN SPECIAL GENERAL MEETING:


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The shareholders present resolved:
     1. to approve, by majority vote of those present and with the abstention of the Globalvest Funds, an aggregate amount of fees to be paid to the officers of the Company during the year 2003 of up to two million, six hundred and fifty thousand reais (R$ 2,650,000.00) to be distributed among the members of the Administrative Council and Executive Board according to a resolution of the Administrative Council, observing the following criteria: (i) the aggregate amount includes benefits, cost allowances and bonuses; and (ii) the aggregate amount does not include labor charges and the Share Option Plan;
     2. to approve, by majority vote of those present, having prevailed over the Globalvest Funds, the terms and conditions of the Private Instrument of Sharing of Funds and Organization of Condominium to be entered into among the Company, Telemig Celular Participacoes S.A., Amazonia Celular S.A. - Maranhao and Telemig Celular S.A. according to the draft submitted by the Management and made available to the shareholders, the Management being authorized to perform all acts necessary to implement it, with the ratification of all the acts performed by the Management of the Company to this date.
     3. to approve, by majority vote of those present, with the abstention of the Globalvest Funds, the rectification and ratification of the minutes of the Annual/Special General Meeting of the Company held on April 29, 2002 in order to:

               (i) rectify the name of the member of the Audit Committee present at the Meeting:

               The statement: "Also present were, representing the company Ernst & Young Auditores Independentes, Mr. Joao Ricardo Costa and the members of the Audit Committee of the Company, Messrs. Jorge da Cunha Fernandes and Antonio Fernando Pereira de Melo" shall read as follows: "Also present were, representing the company Ernst & Young Auditores Independentes, Mr. Joao Ricardo Costa and the members of the Audit Committee of the Company, Messrs. Jose Carlos Soares and Antonio Fernando Pereira de Melo."
               (ii) rectify the total number of shares into which the share capital of the Company is divided, as mentioned in item (i) of the resolutions adopted at the Special General Meeting, with the consequent rectification and ratification of article 5 of the By-laws of the Company:
               The statement: " As a result of the resolution above, the share capital of the Company shall be eighty-four million, seventy-three thousand, nine hundred and thirty-six reais and one cent (R$ 84,073,936.01), represented by three hundred and thirty-five billion, eighty-four million, one hundred and twenty-three thousand, four hundred and


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               seventeen (335,084,123,417) shares, one hundred and twenty-four billion, six hundred and twenty-three million, nine hundred and six thousand and three hundred and twenty-two (124,623,906,322) of which are common shares and two hundred and ten billion, four hundred and sixty million, two hundred and seventeen thousand, and ninety-five (210,460,217,095) preferred shares, all registered shares, with no par value.", shall read as follows:
               "As a result of the resolution above, the share capital of the Company shall be eighty-four million, seventy-three thousand, nine hundred and thirty-six reais and one cent (R$ 84,073,936.01), represented by three hundred and thirty-five billion, eighty-four million, one hundred and fifty-five thousand, three hundred and fifty-seven (335,084,155,357) shares, one hundred and twenty-four billion, six hundred and twenty-three million, eight hundred and forty-one thousand, nine hundred and six (124,623,841,906) of which are common shares and two hundred and ten billion, four hundred and sixty million, three hundred and thirteen thousand, four hundred and fifty-one (210,460,313,451) preferred shares, all registered shares, with no par value."
               (iii) rectify the figure representing the aggregate amount of the fees of the officers, mentioned in item (iii) of the resolutions adopted at the Annual General Meeting, so as to compatibilize it with the amount in full:
               The statement: "(iii) Approve the aggregate amount of the fees of the officers and fix the fees of the members of the Audit Committee. By majority of votes of those present, with Globalvest Funds having dissented and with the abstention of PREVI, PETROS and BB Funds, the aggregate amount of the fees of the Officers of the Company was approved for the year 2002, in an amount up to two million and one hundred thousand reais (R$ 2,100.00)
               (sic)...", shall read as follows: "(iii) Approve the aggregate amount of the fees of the officers and fix the fees of the members of the Audit Committee. By majority of votes of those present, with Globalvest Funds having dissented and with the abstention of PREVI, PETROS and BB Funds, the aggregate amount of the fees of the Officers of the Company was approved for the year 2002, in an amount up to two million and one hundred thousand reais (R$ 2,100,000.00) ..." (iv) ratify the other resolutions in the minutes of the Annual/Special General Meeting held on April 29, 2002.

     4.   to approve:

               (i) by majority vote of those present, with the abstention of the Globalvest Funds, the amendment to the By-laws of the Company in order to suppress the office of Chief Technical Officer, articles 28 and 31 of the By-laws being amended to have the following wording:
                         "Article 28 - The Executive Board is formed by one (1) Chief Executive Officer and two (2) Executive Officers, as follows:
               a)   Chief Financial Officer; and
               b)   Chief Officer - Human Resources."

              "Article 31 - The following shall be specifically incumbent upon each member of the Executive Board:


               I - CHIEF EXECUTIVE OFFICER - The accomplishment of the policy, guidelines and activities related to the core object of the Company, as stipulated by the Board of Directors.

               II - CHIEF FINANCIAL OFFICER - The accomplishment of the policy, guidelines and economic-financial and accounting activities of the Company, as stipulated by the Board of Directors.

               III - CHIEF OFFICER - HUMAN RESOURCES - Carry out and direct the actions relating to the management of the Company, comprising the recruitment, dimensioning, training and development of the Human Resources of the Company, as specified by the Board of Directors."

                    (ii) by majority vote of those present, with the abstention of the Globalvest Funds, amendment to the By-laws of the Company in order to rectify the material error contained in the sole paragraph of article 23 of the By-laws of the Company, which shall be in effect with the following wording:
                    "Article 23 - ...
                    Sole Paragraph - The Board may delegate to any member of the Executive Board the authority to resolve on items IX and XIV of this Article, determining or not the limits of exercise of such duties."
                    (iii) by majority vote, with the abstention of the
                         Globalvest Funds, the creation of an Investment Reserve by means of the inclusion of a sole paragraph in article 40 and the amendment of article 43 of the By-laws of the Company with the following wording:
                    "Article 40 - ...
                    Sole Paragraph - The general meeting may also allocate to the establishment of an Investment Reserve the remaining balance of the net profit of the year, with due justification by the officers by means of a capital budget, for the purpose of financing the expansion of the business of the Company or the creation of new ventures. Its establishment may not adversely affect the payment of the minimum compulsory dividend established in article 41 and its balance, jointly with the balance of the other profit reserves, except for the profits realizable, may not exceed the share capital, subject to the capitalization or distribution of dividends in the amount of any excess."
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                    "Article 43 - After payment of the minimum compulsory
                    dividend, the General Meeting shall resolve upon the destination of the balance of the net profit of the fiscal year. The management may present an allocation proposal including: (i) payment of a supplementary dividend to the shareholders; (ii) establishment of the Investment Reserve according to article 40, sole paragraph of these By-laws."

     5. to approve, by majority vote of those present, with the abstention of the Globalvest Funds, the capitalization in favor of all the shareholders of the balance of the Special Premium Reserve for fiscal year 1999 in an amount of seven hundred and seventy-six thousand, six hundred and forty-one reais and seventy-five cents (R$ 776,641,75 ) without the issuance of shares, in view of the impossibility of using the tax benefit according to CVM Instruction No. 349/2001.


By virtue of the resolution adopted in item 5 above, article 5 of the By-laws of the Company is amended to read as follows:

"Article 5 - The subscribed and fully paid up share capital is eighty-four million, eight hundred and fifty thousand, five hundred and seventy-seven reais and seventy-six cents(R$ 84,850,577.76), represented by three hundred and thirty-five billion, eighty-four million, one hundred and fifty-five thousand and three hundred and fifty-seven (335,084,155,357) shares, of which one hundred and twenty-four billion, six hundred and twenty-three million, eight hundred and forty-one thousand, nine hundred and six (124,623,841,906) are common shares and two hundred and ten billion, four hundred and sixty million, three hundred and thirteen thousand, four hundred and fifty-one (210,460,313,451) are preferred shares, all registered and without par value."

CLARIFICATIONS:
The Chairman clarified that:
1) Publication of the signatures of the shareholders present at the General Meeting was waived according to article 130, paragraph 2, of Law No. 6404/76.

CLOSING:
As there was no further business to transact, the meeting was adjourned for the time necessary to draw up these minutes, which were then read and unanimously approved and were signed by the Chairman, the Secretary and the shareholders present.

Brasilia, March 19, 2003


Antonio Jose Ribeiro dos Santos                             Kevin Michael Altit
CHAIRMAN                                 SECRETARY



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Latinvest Partners Delaware LLC


Latinvest Holdings Delaware LLC


Globalvest Value Holdings Delaware LLC


Utilitivest III Delaware LLC


Brazvest Fund Delaware LLC


Globalvest Hedge Delaware LLC


Utilitivest II Delaware LLC


Latinvest Fund Delaware LLC


Capital Guardian EM. MKTS.R.EQ.FD.FOR TAX.E


Capital Guardian Emerg Mkts Equi Mast Fd


MLC Limited


S St Aus ltd T F Ncit Lease Cap I E M Sh Tru


Capital Internat. Emerg. Markets Fund


Emerging Markets Trust


Emerging Markets Growth Fund Inc


Capital G. Em. Mark Eq. Fund For Tax Exempt T



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